Exhibit 99.2

DRDGOLD LIMITED

SUSTAINABLY GOLD

REGENERATION | CLIMATE | PEOPLE | RENEWAL

Reviewed Condensed Consolidated Financial Statements and cash dividend declaration for the year ended 30 June 2024

HIGHLIGHTS

Operating profit increased by 14% to R2 081.3 million	Headline earnings of R1 327.2 million	Final cash dividend of 20 SA cps	R2 985.7 million of capital expenditure	All-in sustaining costs margin[1] of 24%	Gold production decreased by 5% to 5 002 kilograms

[1] *All-in sustaining costs is based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013. For a reconciliation, please see page 11.*

REVIEW OF OPERATIONS

		Year ended 30 June 2024	Year ended 30 Jun 2023	% change[1]
Gold production	kg	**5 002**	5 282	(5)
	oz	**160 818**	169 820	(5)
Gold sold	kg	**4 989**	5 273	(5)
	oz	**160 400**	169 531	(5)
Cash operating costs	R per kg	**833 536**	697 382	20
	US$ per oz	**1 386**	1 221	14
All-in sustaining costs	R per kg	**946 848**	827 148	14
	US$ per oz	**1 575**	1 449	9
Average gold price received	R per kg	**1 248 679**	1 041 102	20
	US$ per oz	**2 077**	1 823	14
Average exchange rate	R/US$	**18.7**	17.8	5
Operating profit	R million	**2 081.3**	1 819.0	14
Operating margin	%	**33.4**	33.1	1
All-in sustaining costs margin[2]	%	**24.3**	20.6	18
Headline earnings	R million	**1 327.2**	1 274.1	4
	SA cents per share ("**cps**")	**154.1**	148.2	4

[1] *Percentage change is rounded to the nearest percent and is based on the amounts as presented.*

[2] *All-in sustaining costs is based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013. For a reconciliation, please see page 11.*

Rounding of figures may result in computational discrepancies.

SHAREHOLDER INFORMATION

DRDGOLD Limited
Incorporated in the Republic of South Africa
Registration number: 1895/000926/06
JSE and A2X share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE000058723
("**DRDGOLD**" or the "**Company**" or the "**Group**")

Price of stock traded	JSE (R)	NYSE (US$)[1]
• 12-month intra-day high	21.47	1.20
• 12-month intra-day low	12.00	0.65
• Close	15.70	0.86

[1] *This data represents per share data and not American Depository Receipt ("**ADR**") data: one ADR reflects 10 ordinary shares.*

Issued capital as at 30 June 2024
864 588 711 ordinary shares of no par value (30 June 2023: 864 588 711)
3 090 081 treasury shares held within the Group (30 June 2023: 3 896 663)
5 000 000 cumulative preference shares (30 June 2023: 5 000 000)

Market capitalisation	Rm	US$m
30 June 2024	13 574	743
30 June 2023	17 223	915

RESULTS

The reviewed condensed consolidated financial statements of DRDGOLD for the year ended 30 June 2024 are available on DRDGOLD's website (www.drdgold.com) as well as at the Company's registered office.

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the US Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2023, which we filed with the United States Securities and Exchange Commission on 30 October 2023 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements and financial information included in this announcement have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS

(#Independent) (^Lead Independent)

Executive directors
DJ Pretorius (Chief Executive Officer)
AJ Davel (Chief Financial Officer)

Non-executive directors
TJ Cumming (Non-executive Chairman)
JA Holtzhausen #
KP Lebina #
TVBN Mnyango #
JJ Nel #
EA Jeneker #^
CD Flemming #

Sponsor
One Capital

FOR FURTHER INFORMATION

Tel: +27(0) 11 470 2600
Fax: +27(0) 86 524 3061
Website: www.drdgold.com
Registered address:
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa
Registered postal address:
PO Box 390
Maraisburg, 1700
South Africa

DEAR SHAREHOLDER

YEAR ENDED 30 JUNE 2024 ("FY2024") VS YEAR ENDED 30 JUNE 2023 ("FY2023")

OVERVIEW

I am pleased to report to shareholders, DRDGOLD's results for FY2024 after an eventful year and a mixed bag of outcomes and results. While much of the 14% rise in our operating profit over the past financial year might be attributed to the buoyant gold price, we trust too that our shareholders will value our performance in the context of work done to position our company for its next phase to extend life of mine.

SAFETY

After five years of operating without a fatality, we very sadly lost a colleague (a young man, aged 36 years) to fatal injuries sustained on 13 April 2024 when a side-wall slip at the 5L27 dump impacted the loader he was operating (we do not disclose the name of our colleague for reasons based on the protection of privacy provisions that apply in law). On behalf of the board of directors and management of DRDGOLD, we extend our deepest sympathies to the family and friends of our deceased colleague.

REFLECTING ON THE YEAR

Our purpose is at the heart of what we do: *Rolling back the environmental legacy of mining, adding to quality of life.* Our model for value creation means that environmental, social and governance ("**ESG**") factors are central to the business and not simply add-ons. Every tonne we process supports environmental regeneration and resource renewal, every kilogram we produce creates jobs, supports communities and pays taxes. While our ethos – doing more with less, and with less impact – makes good business sense, it also has a substantial positive environmental and social impact.

With this longer-term value creation journey in mind, our performance this year should be seen in the context of the transition that DRDGOLD is currently undergoing to reposition for the future. We are now positioning to bring on stream by the financial year ending 30 June 2028 ("**FY2028**") a combination of reclamation sites designed to lift tonnage throughput to 3 million tonnes per month, and gold production to just over 6 tonnes per annum, described in more detail below. In order to make this happen, we had to establish a platform to support an aggressive capital reinvestment programme to create the capacity infrastructure to realise our vision for FY2028 and beyond.

For Ergo Mining Proprietary Limited ("**Ergo**") that meant setting it up beyond its original mine works programme and the resource base that supported its original re-capitalisation in 2008. In a changed gold price environment and with substantial available infrastructure, it made sense to re-write the Ergo story and to add a few more chapters. Whilst we gave ourselves the best possible chance to bring about a seamless transition from the last of Ergo's maturing reclamation sites (five of which ran out in the 24 months before the current financial year end), starting the licensing process as far back as 2018, the effect of COVID-19 on regulatory functioning, community disruptions at some sites and ongoing delays in securing water use licences put pay to these ambitions, and the transition was not seamless.

We had to dig deep to find replacement tonnes, and in the end we had to accelerate the rate at which we were mechanically clearing clean-up and legacy sites. By November 2023, we had run out of legacy material though – all of 700,000 tonnes of material scattered across nine late-phase clean-up and legacy sites – while the last of the licences was only issued in January 2024. Tonnage throughput picked up, but the gap that had opened up was too big to fill by financial year-end. We ended up 16% short of planned tonnage throughput, and produced only 93% of planned gold, coming in short of our previously published production guidance of between 165 000 ounces and 175 000 ounces. The typically higher grades from the clean-up and legacy sites also more than off-set higher unit costs associated with mechanical lifting and hauling, resulting in us coming in short of our previously published cash operating unit cost guidance of R800 000/kg, however had the added benefit of an environmental 'win'.

Importantly though, the four sites where commissioning was delayed are now in steady state, and this, together with the commissioning of a fifth site in June 2024, have restored volume capacity to enable the company to deliver in line with its guided targets.

The construction of our Ergo's solar photovoltaic ("**PV**") power plant remains on track with 20MW now operational, 40MW being substantially completed, and the addition of 160MWh battery energy storage system ("**BESS**") underway. The entire project is expected to be completed and operational by October 2024. In FY2024, this PV facility generated 13 113 650 kWh of energy, amounting to 10% of Ergo's consumption, and by the financial year ending 30 June 2025 ("**FY2025**"), it will contribute approximately half of Ergo's energy consumption as the BESS will ensure capacity outside of peak sunlight hours. As a result, we anticipate a reduction of R9-R15/t in Ergo's electricity costs in the year ahead.

Our PV facility has been tied into the Eskom grid, and the infrastructure we have developed on behalf of Eskom to facilitate this, has been handed over to Eskom. This will now allow for the wheeling of excess energy generated at Ergo into the national grid, which will help to offset power consumption in the rest of the business.

Far West Gold Recoveries Proprietary Limited ("**FWGR**") Phase II, and the establishment of the Regional Tailings Storage Facility ("**RTSF**"), is a very substantial project. Once commissioned, the RTSF will not only be large enough to receive the operations entire remaining resource in this region but will offer a complete solution to the ongoing impact of tailings storage facilities ("**TSFs**") built over environmentally sensitive aquifers in the region. The breaking of ground at this complex, on 5 June 2024, follows the appointment of a leading contractor to construct the RTSF and the receipt of the requisite permits.

OPERATIONAL, FINANCIAL AND ESG PERFORMANCE SUMMARY

Our results reflect the transition period for the Group.

OPERATIONAL REVIEW

Group gold production for the year decreased by 5% to 5 002kg (FY2023: 5 282kg) reflecting a 3% decline in throughput to 22.3Mt (FY2023: 23.0Mt) which resulted in a 2% decrease in the average yield to 0.225g/t (FY2023: 0.229g/t).

The Group cash operating unit costs were 20% higher at R833 536/kg (FY2023: R697 382/kg), while Group all-in sustaining costs were 14% higher at R946 848/kg (FY2023: R827 148/kg).

FINANCIAL REVIEW

Group revenue for FY2024 rose by 14% to R6 239.7 million (FY2023: R5 496.3 million), bolstered by a 20% increase in the average gold price received to R1 248 679/kg (FY2023: R1 041 102/kg).

The 14% increase in Group cash operating costs meant that the operating margin remained virtually unchanged at 33.4% (FY2023: 33.1%).

Total headline earnings increased by 4% to R1 327.2 million (FY2023: R1274.1 million), with headline earnings per share increasing by a corresponding 4% to 154.1cps (FY2023: 148.2cps). The Group ended FY2024 with cash and cash equivalents of R521.5 million (FY2023: R2 471.4 million) as cash applied to capital rose to R2 985.7 million (FY2023: R1 145.2 million) of which the majority related to growth capex. The decline in cash and cash equivalents also took account of cash dividends paid of R731.7 million (FY2023: R515.3 million). As at 30 June 2024, the Group remained free of bank debt. A bank facility and revolving credit facility ("**RCF**") was secured with Nedbank Limited (acting through its Corporate and Investment banking division) ("**Nedbank**") as we embark on our expended capital programme for repositioning in 2028.

ESG REVIEW

In FY2024, DRDGOLD employed 893 people, paying salaries and benefits of R734.9 million (FY2023: 927 people and R663.4 million, respectively). The Group paid R72.5 million (FY2023: 314.8 million) in income tax and PAYE collected and paid to the fiscus amounted to R208.3 million (FY2023: R183.1 million).

The Group's electricity consumption decreased by 6% to 312 333Mwh (FY2023: 333 249Mwh).

Potable water consumption decreased significantly by 58% to 988Ml (FY2023: 2 380Ml).

Total hectares vegetated during the year more than doubled to 59ha (FY2023: 27ha).

The Group's socio-economic development spend for FY2024 was R51.3 million (FY2023: R55.2 million).

A detailed breakdown of our operating and financial performance, with year-on-year comparisons appears below and in the pages that follow.

ERGO MINING PROPRIETARY LIMITED

Gold production at Ergo decreased by 7% to 3 639kg (FY2023: 3 931kg) mostly due to the reduction in tonnage throughput which was impacted by the late commissioning of the 5L27 and 4L3 sites. The Department of Water and Sanitation (DWS) requested unanticipated design amendments and studies for the 4L3 site which resulted in further delays in obtaining approvals for the Water Use Licence (WUL).

Furthermore, the community-related disruptions for inclusion in projects experienced at the 5L27 site in the first half of FY2024 led to production from this site being delayed until late January 2024.

Throughput was sustained by the addition of high-grade remnant sites, resulting in a significant clean-up of these sites in the region *albeit* at a higher cost. Importantly, seven sites have been brought to the point where we will apply for closure, including radiation clearance.

Yield declined marginally to 0.226g/t (FY2023: 0.227g/t).

Cash operating unit costs increased by 20% to R974 764/kg (FY2023: R809 199/kg) due to the significant increase in contract reclamation costs and machine hire costs driven by the reclamation of material at clean-up sites. The reduction in gold production also contributed to an increase in cash operating unit costs.

Sustaining capex decreased by 8% to R244.3 million (FY2023: R266.1million) due to completion of the development costs of the 4L3, 5L27 and, more recently, the 4L14 sites that have replaced the 4L50, Elsburg and Van Dyk sites. Sustaining capex is expected to be marginally higher in FY2025. Growth capex increased to R2 110.3 million (FY2023: R549.9 million) as a result of the construction of the solar project and is expected to decrease in FY2025.

FAR WEST GOLD RECOVERIES PROPRIETARY LIMITED

Gold production at FWGR increased by 1% to 1 363kg (FY2023: 1 351kg), mainly due to a 9% increase in tonnage to 6.2Mt (FY2023: 5.7Mt). Yield decreased by 7% to 0.221g/t (FY2023: 0.237g/t) due to the lower head grade of the top-layer material reclaimed at Driefontein 3.

The cash operating unit costs increased by 24% to R458 207/kg (FY2023: R368 206/kg) due to operating Driefontein 3 and Driefontein 5 simultaneously, one of which is a clean-up site. Furthermore, costs were aggravated by an increase in reagent consumption driven by the increased acidity and coarser nature of material reclaimed from Driefontein 3. Electricity costs have also spiked given the longer pumping distance to Driefontein 3.

While sustaining capex decreased by 62% to R77.8 million (FY2023: R205.1 million), this is expected to stabilise in FY2025. Growth capex increased to R678.8 million (FY2023: R4.7 million) and is expected to increase further in FY2025 with the planned construction of the RTSF and the expansion of DP2 to 1.2mtpm.

MAKING AN IMPACT BEYOND MINING

Our ESG performance is firmly embedded in our business. It is worth reflecting on several particular areas of the work undertaken during the year.

A key area of progress was the commissioning of the solar plant at Ergo. The installation of this facility aligns with our business objectives. It will help reduce the cost of electricity while minimising the impact of any outages, which have both significant operational and environmental consequences. The transition to renewable energy use is an integral part of our approach to decreasing our environmental footprint and impact. Our decarbonisation strategy will see the proportion of renewable energy used rising to around 14 000MWhr/month or approximately half of Ergo's overall energy consumption by Q2 of FY2025, resulting in a significant reduction in our Scope 2 emissions.

We recognise that while decarbonisation is a significant lever in our approach to climate change, we need to take an integrated, ecosystem based approach that considers the use of water, and our impact on water bodies and biodiversity.

We carefully manage our water usage and have seen a deliberate and further significant decrease in our potable water off-take during the year to the point where our closed circuits run largely 70% on recycled and grey water. Potable water is reserved for human consumption, however our most significant impact will be in the way in which our operations pursue environmental regeneration and social renewal, through recovery, processing and rehabilitation, make usable land available for people and reducing historical environmental impacts.

Over the past 12 years, we have removed and reprocessed more than 138 mine dumps, clearing and restoring around 700 hectares of previously sterile land for productive use, with applications lodged with the National Nuclear Regulator for around 170 hectares. While we have enjoyed considerable success in rehabilitating previously impacted land, in FY2024 we embarked on a number of biodiversity studies at and around our operations. We are seeking to understand both the ecological and agricultural value associated with the areas that we are regenerating, within their unique contexts, so that our approach is able to maximise the best outcomes.

In FY2024, the Group spent a total of R40.8 million on environmental rehabilitation (FY2023: R41.9 million). This includes R29.8 million (FY2023: R37.6 million) spent at Ergo and R11.0 million (FY2023: R4.3 million) at FWGR. The increased spend at FWGR was for the vegetation of Driefontein 4 and the clean-up of Driefontein 5. A total of 25ha (FY2023: 20ha) was vegetated on Ergo's TSFs and 15ha (FY2023: 5ha) on FWGR's TSF. What may not always be immediately reflected in these numbers is how DRDGOLD is firmly embedded in the circular economy.

Our operations are inherently likely to generate dust, and are invariably located in close proximity to populated areas, particularly informal settlements that have developed around the facilities we are mining. We are very mindful of our neighbours and monitor and manage dust and any other unwanted impacts very closely. A total of six dust exceedances (FY2023: 12) were detected in FY2024 (0.5% of the sample), four at Ergo (FY2023: 10) and two at FWGR (FY2023: two).

The Group's social capital spend, which is aimed at poverty alleviation, youth education and improving quality of life, was R35.6 million in FY2024 (FY2023: R38.6 million). The opportunities created by the Group are also noteworthy: 78% of employees in managerial and supervisory positions are Historically Disadvantaged South Africans (FY2023: 75%). The representation of women in mining – 25% in FY2024 is significantly above the gold industry average of 18%.

CASH DIVIDEND

The DRDGOLD board of directors ("**Board**") has declared a final cash dividend of 20 South African ("**SA**") cents per ordinary share for the year ended 30 June 2024 as follows:

- The dividend has been declared out of income reserves
- The local Dividend Withholding Tax rate is 20% (twenty percent)
- The gross local dividend amount is 20 SA cents per ordinary share for shareholders exempt from Dividend Withholding Tax
- The net local dividend amount is 16 SA cents per ordinary share for shareholders liable to pay Dividend Withholding Tax
- DRDGOLD currently has 864 588 711 ordinary shares in issue (which includes 3 090 081 treasury shares)
- DRDGOLD's income tax reference number is 9160/013/60/4

In compliance with the requirements of Strate Proprietary Limited ("**Strate**") and the JSE Limited Listings Requirements ("**Listings Requirements**"), given the Company's primary listing on the exchange operated by the JSE Limited, the salient dates for payment of the dividend are as follows:

- Last date to trade in ordinary shares cum-dividend: Tuesday, 10 September 2024
- Ordinary shares trade ex-dividend: Wednesday, 11 September 2024
- Record date: Friday, 13 September 2024
- Payment date: Monday, 16 September 2024

On payment date, dividends due to holders of certificated ordinary shares on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received to electronically transfer dividends to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker.

To comply with the further requirements of Strate, between Wednesday, 11 September 2024 and Friday, 13 September 2024, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised. The currency conversion date for the Australian and United Kingdom share registers will be Monday, 16 September 2024. The holders of American Depositary Receipts ("**ADRs**") should confirm dividend details with the depository bank.

ADR information is tentative and subject to confirmation by the depository bank. Assuming an exchange rate of R18.00/$1, the net dividend payable on an ADR is equivalent to 9 United States ("**US**") cents per share for ADR holders liable to pay Dividend Withholding Tax. However, the actual rate of payment will depend on the exchange rate on the date of currency conversion.

LOOKING AHEAD

Ergo's near and medium-term outlook, with its newly commissioned reclamation sites and the added benefit of 60MW of renewable power, is positive and it is well positioned to deliver on its strategy to add at a capital cost of approximately R3.1 billion, funded substantially from ongoing operations, potentially another 14 years of production

While the buoyant gold price is welcome,the construct of our cost profile is changing to offer better resilience should the cycle turn. Key drivers in this regard include decreasing the complexity of our operations by systematically reducing the Ergo operating footprint from 15 sites to 5, lower energy costs from the solar plant and a reduction in mechanised lifting and haulage of reclamation material.

At FWGR, we anticipate capital investment of some R7 billion over the next five years, with beneficial occupation of the RTSF targeted for the second half of the 2027 calendar year. Monthly throughput capacity of 1.2 million tonnes at the Driefontein 2 plant is planned for the second half of the 2027 calendar year. This could potentially add 25 years to FWGR's life of mine.

The Company guides output for FY2025 of between 155 000 ounces and 165 000 ounces of gold (depending by and large on volume throughput) and cash operating costs at approximately R870 000/kg. Planned total capital investment for the year is approximately R3.5 billion.

Niël Pretorius
Chief Executive Officer
21 August 2024

CONDENSED CONSOLIDATED

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Year ended 30 June 2024 Rm Reviewed	Year ended 30 June 2023 Rm Audited
Revenue		**6 239.7**	5 496.3
Cost of sales		**(4 429.9)**	(3 911.0)
Gross profit from operating activities		**1 809.8**	1 585.3
Other income		**2.0**	10.4
Administration expenses and other costs		**(199.3)**	(172.9)
Results from operating activities		**1 612.5**	1 422.8
Finance income	6, 7	**280.8**	334.3
Finance expenses		**(76.4)**	(70.7)
Profit before tax		**1 816.9**	1 686.4
Income tax	3	**(488.2)**	(405.0)
Profit for the year		**1 328.7**	1 281.4
Other comprehensive income ("OCI")			
Items that will not be reclassified to profit or loss, net of tax			
Net fair value adjustment on equity investments at fair value through other comprehensive income	6, 8	**11.7**	17.9
Total other comprehensive income for the year		**11.7**	17.9
Total comprehensive income for the year		**1 340.4**	1 299.3
Basic earnings per share[1]	4	**154.3**	149.1
Diluted basic earnings per share[1]	4	**153.5**	148.2

[1] *All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which are rounded to the nearest million Rand.*

These condensed consolidated financial statements for the year ended 30 June 2024 were independently reviewed by BDO South Africa Inc. and have been prepared under the supervision of DRDGOLD's Chief Financial Officer, Mr AJ Davel CA(SA). The condensed consolidated financial statements were authorised by the directors on 14 August 2024 for issue on 21 August 2024.

CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN EQUITY

	Notes	Year ended 30 June 2024 Rm Reviewed	Year ended 30 June 2023 Rm Audited
Balance at the beginning of the year		**6 274.1**	5 439.9
Total comprehensive income			
Profit for the year		**1 328.7**	1 281.4
Other comprehensive income	6, 8	**11.7**	17.9
Transactions with the owners of the parent			
Dividend on ordinary share capital		**(731.7)**	(515.3)
Equity-settled share-based payment expense		**26.4**	22.0
Equity-settled share based payment income tax impact on equity		**(20.5)**	27.7
Equity-settled share based payment vesting impact on equity		**0.7**	0.5
Balance at the end of the year		**6 889.4**	6 274.1

CONDENSED CONSOLIDATED

STATEMENT OF FINANCIAL POSITION

	Notes	As at 30 June 2024 Rm Reviewed	As at 30 June 2023 Rm Audited
Assets			
Non-current assets		**7 956.8**	4 940.3
Property plant and equipment	2	**6 794.9**	3 909.5
Investments in rehabilitation and other funds		**912.5**	789.7
Payments made under protest		**45.6**	39.7
Other investments	6	**180.4**	168.6
Deferred tax asset		**23.4**	32.8
Current assets		**1 493.6**	3 214.2
Inventories		**460.0**	413.6
Current tax receivable		**33.1**	40.6
Trade and other receivables	2	**479.0**	288.6
Cash and cash equivalents		**521.5**	2 471.4
Total assets		**9 450.4**	8 154.5
Equity and liabilities			
Equity		**6 889.4**	6 274.1
Non-current liabilities		**1 607.5**	1 161.7
Provision for environmental rehabilitation	5	**616.8**	562.1
Deferred tax liability	3	**958.0**	560.7
Liability for post-retirement medical benefits		**10.4**	10.5
Lease liabilities		**22.3**	28.4
Current liabilities		**953.5**	718.7
Trade and other payables		**917.4**	700.5
Current portion of lease liabilities		**6.9**	11.3
Current tax liability		**29.2**	6.9
Total liabilities		**2 561.0**	1 880.4
Total equity and liabilities		**9 450.4**	8 154.5

CONDENSED CONSOLIDATED
STATEMENT OF CASH FLOWS

	Notes	Year ended 30 June 2024 Rm Reviewed	Year ended 30 June 2023 Rm Audited
Net cash inflow from operating activities		**1 845.2**	1 655.6
Cash generated from operations		**1 738.3**	1 708.7
Finance income received		**154.6**	188.6
Dividends received	6	**29.3**	78.3
Finance expense paid		**(4.5)**	(5.2)
Income tax paid		**(72.5)**	(314.8)
Net cash outflow from investing activities		**(3 042.6)**	(1 186.5)
Acquisition of property, plant and equipment	2	**(2 985.7)**	(1 145.2)
Proceeds on disposal of property, plant and equipment		**0.3**	0.9
Investment in other funds		**(33.8)**	(28.4)
Environmental rehabilitation payments to reduce decommissioning liabilities		**(23.4)**	(13.8)
Net cash outflow from financing activities		**(750.7)**	(532.2)
Dividends paid on ordinary shares		**(731.7)**	(515.3)
Repayment of lease liabilities		**(19.0)**	(16.9)
Net decrease in cash and cash equivalents		**(1 948.1)**	(63.1)
Effect of exchange rate fluctuations on cash		**(1.8)**	8.9
Opening cash and cash equivalents		**2 471.4**	2 525.6
Closing cash and cash equivalents	7	**521.5**	2 471.4

RECONCILIATION OF CASH GENERATED FROM OPERATIONS

	Year ended 30 June 2024 Rm Reviewed	Year ended 30 June 2023 Rm Audited
Profit for the year	**1 328.7**	1 281.4
Adjusted for:		
Income tax	**488.2**	405.0
Depreciation	**270.4**	217.5
Environmental rehabilitation payments to reduce restoration liabilities	**(1.3)**	(1.3)
Change in estimate of environmental rehabilitation recognised in profit or loss	**(11.6)**	(7.1)
Movement in gold in process	**(34.9)**	(10.8)
Share-based payment expense	**26.4**	22.0
Gain on disposal of property, plant and equipment	**(0.6)**	(10.3)
Finance income	**(280.8)**	(334.3)
Finance expense	**76.4**	70.7
Insurance claim received	**(1.2)**	31.7
Other non-cash items	**2.4**	—
Changes in:	**(123.8)**	44.2
Trade and other receivables	**(296.2)**	19.9
Payment made under protest	**(12.8)**	(12.6)
Consumable stores and stock piles	**(12.9)**	(13.6)
Trade and other payables	**198.1**	50.5
Cash generated from operations	**1 738.3**	1 708.7

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying notes are an integral part of the condensed consolidated financial statements.

1. BASIS OF PREPARATION

The condensed consolidated financial statements for the year ended 30 June 2024 are prepared in accordance with the Listings Requirements and the requirements of the Companies Act of South Africa, No. 71 of 2008 ("**Companies Act**").

The Listings Requirements require condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standards ("**IFRS**") Accounting Standards ("**Accounting Standards**") and the South African financial reporting requirements defined as the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and the Financial Pronouncements as issued by the Financial Reporting Standards Council, and to also, at a minimum, contain the information required by IAS 34 *Interim Financial Reporting*.

The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of the Accounting Standards and are consistent with those applied in the previous consolidated annual financial statements.

The condensed consolidated financial statements have been prepared on a going concern basis.

2. PROPERTY, PLANT AND EQUIPMENT

The Group's property, plant and equipment increased from R3 909.5 million at 30 June 2023 to R6 794.9 million at 30 June 2024 mainly due to the capital spend on the solar power plant and battery energy storage system at Ergo and the expansion of capacity at DP2 and construction of the RTSF at FWGR.

Included in trade and other receivables at 30 June 2023 were prepayments made towards capital projects including those of the solar power plant and battery energy storage system which have now been recognised as property, plant and equipment.

Included in trade and other receivables as at 30 June 2024 is customs VAT monies receivable as a result of the import of the battery energy storage system.

	Year ended 30 June 2024 Rm Reviewed	Year ended 30 June 2023 Rm Audited
3. DEFERRED TAX		
Impact of the change in the forecast weighted tax rate:	**(67.3)**	—

TAX RATE ADJUSTMENT

Deferred tax is recognised using the gold mining tax formula to calculate a forecast weighted average tax rate considering the expected timing of the reversal of temporary differences. The formula is calculated as:

$Y = 33 - 165/X$ where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

Due to the forecast weighted average tax rate being based on the expected future profitability, the tax rate can vary significantly year-on-year and can move contrary to current year financial performance.

The forecast weighted average deferred tax rate of Ergo increased from 22% to 25% as result of an increase in profitability which was primarily driven by the increase in forecast gold prices and expected electricity savings from the solar power plant and battery energy storage system. The forecast weighted average deferred tax rate of FWGR remained at 29% for FY2024.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Year ended 30 June 2024 Rm Reviewed	Year ended 30 June 2023 Rm Audited
4. EARNINGS PER SHARE		
Reconciliation of headline earnings		
Profit for the year	**1 328.7**	1 281.4
Adjusted for:		
Gain on disposal of property, plant and equipment, net of tax	**(0.6)**	(7.3)
Income from insurance claim, net of tax	**(0.9)**	—
Headline earnings	**1 327.2**	1 274.1
Weighted average number of ordinary shares in issue adjusted for treasury shares	**861 240 788**	859 538 847
Diluted weighted average number of ordinary shares adjusted for treasury shares	**865 547 433**	864 962 204
Basic earnings per share [1]	**154.3**	149.1
Diluted basic earnings per share [1]	**153.5**	148.2
Headline earnings per share [1]	**154.1**	148.2
Diluted headline earnings per share [1]	**153.3**	147.3

[1] *All per share financial information is presented in SA cps and is rounded to the nearest one decimal point based on the results which are rounded to the nearest million Rand.*

	Year ended 30 June 2024 Rm Reviewed	Year ended 30 June 2023 Rm Audited
5. PROVISION FOR ENVIRONMENTAL REHABILITATION		
Balance at the beginning of the year	**562.1**	517.7
Unwinding of provision for environmental rehabilitation	**56.3**	46.2
Change in estimate of environmental rehabilitation recognised in profit or loss (a)	**(11.6)**	(7.1)
Change in estimate of environmental rehabilitation recognised to property, plant and equipment (b)	**34.7**	20.4
Environmental rehabilitation payments (c)	**(24.7)**	(15.1)
To reduce decommissioning liabilities	**(23.4)**	(13.8)
To reduce restoration liabilities	**(1.3)**	(1.3)
Balance at the end of the year	**616.8**	562.1

(a) Change in estimate of environmental rehabilitation recognised in profit or loss

Decreases in provision for environmental rehabilitation mainly as result of updated survey results on remaining historical spills at Ergo.

(b) Change in estimate of environmental rehabilitation recognised to property, plant and equipment

Increases mainly as a result of double digit inflationary increases on vegetation rates driven by higher machine hire rates and cost of lime.

(c) Environmental rehabilitation payments

25ha of the Brakpan/Withok TSF and 15.1ha of the Driefontein 4 TSF were vegetated during the year.

6. INVESTMENT IN RAND REFINERY PROPRIETARY LIMITED ("RAND REFINERY")

The fair value of DRDGOLD's 11.3% interest in Rand Refinery at 30 June 2024 is estimated at R166.8 million (30 June 2023: R156.3 million).

In accordance with IFRS 13 *Fair Value Measurement*, the income approach has been established to be the most appropriate basis to estimate the fair value of the investment in Rand Refinery. This method relies on the future budgeted cash flows as estimated by Rand Refinery. Management used a model developed by an external expert to perform the valuation. Rand Refinery's refining operations (excluding Prestige Bullion) were valued using the Free Cash Flow model, whereby an enterprise value using a Gordon Growth formula for the terminal value was estimated. The forecasted dividend income to be received from Prestige Bullion was valued using a finite-life dividend discount model as Rand Refinery's shareholding will be reduced to nil in 2032 per agreement with the South African Mint (partner in Prestige Bullion).

The fair value of Rand Refinery increased as a result of an increase in the enterprise value of the refining operations of Rand Refinery. The enterprise value of the refining operations of Rand Refinery increased as a result of a significant increase in forecast commodity prices despite increases in forecast operating costs and forecast capital costs.

The value of the forecasted dividends for Prestige Bullion decreased as a result of a continued low demand for Krugerrands.

The fair value measurement uses significant unobservable inputs and relates to a fair value hierarchy level 3 financial instrument. Marketability and minority discounts (both unobservable inputs) of 15.3% and 16.9% (30 June 2023: 15.3% and 17.0%), respectively, were applied. The latest budgeted cash flow forecasts provided by Rand Refinery as at 30 June 2024 were used, and therefore classified as an unobservable input into the models.

	Year ended 30 June 2024 Rm Reviewed	Year ended 30 June 2023 Rm Audited
Reconciliation of investment in Rand Refinery:		
Balance at the beginning of the year	**156.3**	136.1
Fair value adjustment on equity investments at fair value through other comprehensive income	**10.5**	20.2
Balance at the end of the year	**166.8**	156.3
Dividends received	**29.3**	77.4

Key observable/unobservable inputs into the model include:

Rand Refinery refining operations		
Average gold price[1]	R/kg	1 209 686
Average silver price[1]	R/kg	15 142
Average South African CPI[1]	%	4.5
Terminal growth rate[2]	%	4.5
South African long-term government bond rate[1]	%	9.9
Weighted average cost of capital[2]	%	17.0
Investment in Prestige Bullion		
Discount period[2]	years	9
Weighted average cost of capital[2]	%	17.0

[1] *Observable input*
[2] *Unobservable input*

The fair value measurement is most sensitive to the Rand denominated gold price and operating costs. The higher the gold price, the higher the fair value of the Rand Refinery investment. The higher the operating costs, the lower the fair value of the Rand Refinery investment. The fair value measurement is also sensitive to the discount rate, minority and marketability discounts applied. The alongside table indicates the extent of sensitivity of the Rand Refinery equity value to the inputs:

Sensitivity	Increase/ (decrease)	% Change in OCI, net of tax
Rand Refinery refining operations		
Rand US Dollar exchange rate [1]	1%/(1%)	3.2/(3.2)
Commodity prices (gold and silver) [1]	1%/(1%)	2.5/(2.5)
Operating costs [2]	1%/(1%)	(2.9)/2.9
Weighted average cost of capital [2]	1%/(1%)	(3.7)/3.7
Minority discount [2]	1%/(1%)	(1.2)/1.2
Marketability [2]	1%/(1%)	(1.2)/1.2
Investment in Prestige Bullion		
Weighted average cost of capital [2]	1%/(1%)	(0.4)/0.4
Prestige dividend forecast [2]	1%/(1%)	0.1/(0.1)

[1] *Observable input*
[2] *Unobservable input*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. FINANCIAL RISK MANAGEMENT FRAMEWORK

COMMODITY PRICE SENSITIVITY

The Group's profitability and cash flows are primarily affected by changes in the market price of gold which is sold in US Dollars and then converted to Rand. In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the US Dollar gold price or the exchange rate movements. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection. No such facilities were entered into during the current reporting period.

LIQUIDITY MANAGEMENT

Our cash balance for the Group reduced from R2 471.4 million as at 30 June 2023 to R521.5 million as at 30 June 2024, as we are utilising cash savings to finance the capital expenditure, the bulk of which paid for the solar power plant and battery energy storage system at Ergo.

To fund the significant capital expansion programme at both operations, on 28 June 2024, DRDGOLD secured a R500 million general bank facility ("**GBF**") with Nedbank. The facility remained undrawn at 30 June 2024. In addition to the GBF, on 31 July 2024, DRDGOLD entered into a 5-year R1 billion RCF with a R500 million accordion option with Nedbank.

Furthermore, the Group remains free of bank debt as at 30 June 2024 (30 June 2023: Rnil). Liquidity will further be enhanced by sustained high Rand gold price levels.

8. FAIR VALUES

The Group's assets that are measured at fair value at reporting date consist of equity instruments at fair value through other comprehensive income and are included in other investments in the statement of financial position. Of this line item, R7.5 million (30 June 2023: R7.2 million) relates to fair value hierarchy level 1 instruments. This balance increased as result of an increase in the share price of West Wits Mining Limited. R172.8 million (30 June 2023: R161.4 million) relates to fair value hierarchy level 3 instruments, mainly the investment in Rand Refinery, refer to note 6.

9. CONTINGENT LIABILITY

On 18 May 2024, Ergo received a summons from Benoni Gold Mine ("**BGM**"), a contractor with which it concluded in May 2018, a land lease and load and haulage agreement. The summons initiates two contractual damages claims against Ergo. The first being for R37.1 million for the alleged breach of Ergo's duties of good faith and breach of BGM's haulage rights under the agreement and the second for three alleged repudiations by Ergo of same land lease and haulage agreement, for which damages of R53.3 million are being sought by BGM. On 25 July, Ergo filed its plea on the particulars of its defence on the matter. Pleadings have closed and both parties are preparing for discovery in order to prepare for trial and for Ergo to vehemently defend its position on the allegations made by BGM.

10. SUBSEQUENT EVENTS

There were no subsequent events between the reporting date of 30 June 2024 and the date of issue of these condensed consolidated financial statements other than included in the notes above and described below:

CASH DIVIDEND

On 21 August 2024, the Board declared a final gross cash dividend for the year ended 30 June 2024 of 20 SA cents per share, payable on Monday, 16 September 2024.

11. REVIEW OF THE INDEPENDENT AUDITOR

These condensed consolidated financial statements for the year ended 30 June 2024 have been reviewed, in accordance with the Companies Act and the International Standard on Review Engagements (ISRE) 2410, by BDO South Africa Inc. who expressed an unmodified review conclusion.

The auditor's review report does not report on all of the information contained herein and limited to the condensed consolidated financial statements set out on pages 5 to 9. Shareholders are advised that, to obtain a full understanding of the nature of the auditor's review engagement, they should refer to the auditor's review report contained on page 10, together with the accompanying financial information contained herein.

12. OPERATING SEGMENTS

The Group has one material revenue stream, the sale of gold to South African Bullion banks. The following summary describes the operations in the Group's reportable operating segments:

- Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises three plants. The Ergo plant as a metallurgical plant and the City Deep and Knights plants as a pump/milling station feeding the Ergo plant.
- FWGR is a surface gold retreatment operation which treats old slime dams in the West Rand goldfields. The operation comprises the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 and 3 slimes dam and deposit residues on the Driefontein 4 TSF.
- Corporate office and other reconciling items (collectively referred to as "**Other reconciling items**") represent the items to reconcile to the condensed consolidated financial statements. This does not represent a separate segment as it does not generate mining revenue.

12. OPERATING SEGMENTS (continued)

	Year ended 30 June 2024 Reviewed				Year ended 30 June 2023 Audited			
	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Revenue (External)	**4 524.9**	**1 714.8**	**—**	**6 239.7**	4 108.6	1 387.7	—	5 496.3
Cash operating costs	**(3 571.0)**	**(622.3)**	**—**	**(4 193.3)**	(3 183.2)	(504.9)	—	(3 688.1)
Movement in gold in process and finished inventories - Gold Bullion	**37.5**	**(2.6)**	**—**	**34.9**	(1.8)	12.6	—	10.8
Segment operating profit	**991.4**	**1 089.9**	**—**	**2 081.3**	923.6	895.4	—	1 819.0
Additions to property, plant and equipment	**(2 354.6)**	**(756.6)**	**(2.7)**	**(3 113.9)**	(816.0)	(209.8)	(5.1)	(1 030.9)
Reconciliation of segment operating profit to profit after tax								
Segment operating profit	**991.4**	**1 089.9**	**—**	**2 081.3**	923.6	895.4	—	1 819.0
Depreciation	**(138.7)**	**(129.5)**	**(2.2)**	**(270.4)**	(120.6)	(95.8)	(1.1)	(217.5)
Change in estimate of environmental rehabilitation recognised in profit or loss	**11.1**	**0.2**	**0.3**	**11.6**	6.2	—	0.9	7.1
Ongoing rehabilitation expenditure	**(13.0)**	**(2.1)**	**(1.0)**	**(16.1)**	(24.7)	(1.7)	(0.4)	(26.8)
Care and maintenance	**—**	**—**	**2.5**	**2.5**	—	—	(0.4)	(0.4)
Other operating costs	**0.9**	**—**	**—**	**0.9**	3.9	—	—	3.9
Other income	**0.6**	**1.3**	**0.2**	**2.1**	0.1	10.2	0.1	10.4
Administration expenses and other costs	**(10.6)**	**(5.5)**	**(183.3)**	**(199.4)**	(8.3)	(2.9)	(161.7)	(172.9)
Finance income	**51.8**	**53.9**	**175.1**	**280.8**	34.4	31.8	268.1	334.3
Finance expense	**(60.9)**	**(11.7)**	**(3.8)**	**(76.4)**	(58.7)	(9.7)	(2.3)	(70.7)
Current tax	**5.4**	**(92.5)**	**(12.6)**	**(99.7)**	(51.1)	(201.9)	(33.3)	(286.3)
Deferred tax	**(205.1)**	**(183.7)**	**0.3**	**(388.5)**	(73.8)	(47.9)	3.0	(118.7)
Profit after tax	**632.9**	**720.3**	**(24.5)**	**1 328.7**	631.0	577.5	72.9	1 281.4
Reconciliation of cost of sales to cash operating costs								
Cost of sales	**(3 673.1)**	**(756.4)**	**(0.4)**	**(4 429.9)**	(3 320.2)	(589.8)	(1.0)	(3 911.0)
Depreciation	**138.7**	**129.5**	**2.2**	**270.4**	120.6	95.8	1.1	217.5
Change in estimate of environmental rehabilitation recognised in profit or loss	**(11.1)**	**(0.2)**	**(0.3)**	**(11.6)**	(6.2)	—	(0.9)	(7.1)
Movement in gold in process and finished inventories - Gold Bullion	**(37.5)**	**2.6**	**—**	**(34.9)**	1.8	(12.6)	—	(10.8)
Ongoing rehabilitation expenditure	**13.0**	**2.1**	**1.0**	**16.1**	24.7	1.7	0.4	26.8
Care and maintenance	**—**	**—**	**(2.5)**	**(2.5)**	—	—	0.4	0.4
Other operating costs	**(0.9)**	**—**	**—**	**(0.9)**	(3.9)	—	—	(3.9)
Cash operating costs	**(3 570.9)**	**(622.4)**	**—**	**(4 193.3)**	(3 183.2)	(504.9)	—	(3 688.1)

BDO

Independent Reviewer's Report

To the shareholders of
DRDGOLD Limited

We have reviewed the condensed consolidated financial statements of DRDGOLD Limited, contained in the accompanying the condensed consolidated financial statements and cash dividend declaration for the year ended 30 June 2024 set out on pages 5 to 9, which comprise the condensed consolidated statement of financial position as at 30 June 2024 and the condensed consolidated statements of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and notes to the financial statements, including material accounting policy information.

Directors' Responsibility for the Condensed Consolidated Financial Statements
The directors are responsible for the preparation and fair presentation of these financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Reviewer's Responsibility
Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with the International Standard on Review Engagements (ISRE) 2400 (Revised), *Engagements to Review Historical Financial Statements (ISRE 2400 (Revised))*. ISRE 2400 (Revised) requires us to conclude whether anything has come to our attention that causes us to believe that the financial statements, taken as a whole, are not prepared in all material respects in accordance with the applicable financial reporting framework. This Standard also requires us to comply with relevant ethical requirements.

A review of financial statements in accordance with ISRE 2400 (Revised) is a limited assurance engagement. The independent reviewer performs procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluates the evidence obtained.

The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that these financial statements do not present fairly, in all material respects, the financial position of DRDGOLD Limited as at 30 June 2024 , and its financial performance and cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and the requirements of the Companies Act of South Africa.

Other Reports required by the Companies Act of South Africa
The annual financial statements include the Directors' Report as required by the Companies Act of South Africa. The directors are responsible for the Directors' Report. Our conclusion on the financial statements does not cover the Directors' Report and we do not express any form of assurance conclusion thereon.

In connection with our independent review of the financial statements, we have read the Directors' Report and, in doing so, considered whether the Directors' Report is materially inconsistent with the financial statements or our knowledge obtained in the independent review, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Directors' Report, we will report that fact. We have nothing to report in this regard.

BDO South Africa Inc.

BDO South Africa Incorporated
Registered Auditors

J Barradas
Director
Registered Auditor

21 August 2024

Wanderers Office Park
52 Corlett Drive
Illovo
2196

BDO South Africa Incorporated
Registration number: 1995/002310/21
Practice number: 905526
VAT number: 4910148685

Chief Executive Officer: LD Mokoena

A full list of all company directors is available on www.bdo.co.za

The company's principal place of business is at The Wanderers Office Park, 52 Corlett Drive, Illovo, Johannesburg where a list of directors' names is available for inspection. BDO South Africa Incorporated, a South African personal liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

	Year ended 30 June 2024 Unaudited				Year ended 30 June 2023 Unaudited			
	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Ore milled (000't)	16 101	6 166	-	22 268	17 334	5 698	-	23 032
Yield (g/t)	0.226	0.221	-	0.225	0.227	0.237	-	0.229
Cash operating costs								
(R/t)	222	101	-	188	184	89	-	160
(US$/t)	12	5	-	10	10	5	-	9
Gold produced (kg)	3 639	1 363	-	5 002	3 931	1 351	-	5 282
Gold sold (kg)	3 625	1 364	-	4 989	3 936	1 337	-	5 273
Reconciliation of All-in sustaining costs								
(All amounts presented in R million unless otherwise indicated)								
Cash operating costs	(3 571.0)	(622.3)	-	(4 193.3)	(3 183.2)	(504.9)	-	(3 688.1)
Movement in gold in process	37.5	(2.6)	-	34.9	(1.8)	12.6	-	10.8
Administration expenses and general costs (sustaining)	(10.6)	(3.4)	(182.4)	(196.4)	(8.3)	(2.7)	(161.2)	(172.2)
Other operating costs excluding care and maintenance costs	(46.4)	(23.8)	70.4	0.2	(36.1)	(20.2)	59.7	3.4
Change in estimate of environmental rehabilitation recognised in profit or loss	11.1	0.2	0.3	11.6	6.2	-	0.9	7.1
Unwinding of provision for environmental rehabilitation	(43.9)	(11.5)	(0.9)	(56.3)	(36.3)	(9.4)	(0.5)	(46.2)
Capital expenditure (sustaining)	(244.3)	(77.8)	(2.7)	(324.8)	(266.1)	(205.1)	(5.1)	(476.3)
All-in sustaining costs	(3 867.6)	(741.2)	(115.3)	(4 724.1)	(3 525.6)	(729.7)	(106.2)	(4 361.5)
Care and maintenance costs	-	-	2.5	2.5	-	-	(0.4)	(0.4)
Ongoing rehabilitation expenditure	(13.0)	(2.1)	(1.0)	(16.1)	(24.7)	(1.7)	(0.4)	(26.8)
Administration expenses and general costs (non-sustaining)	-	(2.0)	-	(2.0)	-	(0.2)	-	(0.2)
Capital expenditure (non-sustaining)	(2 110.3)	(678.8)	-	(2 789.1)	(549.9)	(4.7)	-	(554.6)
All-in costs	(5 990.9)	(1 424.1)	(113.8)	(7 528.8)	(4 100.2)	(736.3)	(107.0)	(4 943.5)
Cash operating costs (R/kg)	974 764	458 207	-	833 536	809 199	368 206	-	697 382
Cash operating costs (US$/oz)	1 621	762	-	1 386	1 417	645	-	1 221
All-in sustaining costs (R/kg)[1]	1 066 948	543 553	-	946 848	895 741	545 780	-	827 148
All-in sustaining costs (US$/oz)[1]	1 775	904	-	1 575	1 569	956	-	1 449
All-in cost (R/kg)[1]	1 652 688	1 044 207	-	1 509 040	1 041 733	550 717	-	937 525
All-in cost (US$/oz)[1]	2 749	1 737	-	2 510	1 824	964	-	1 642

[1] *All-in sustaining costs and All-in cost definitions are based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.*

There have been no material changes to the technical information relating to, *inter alia*, the Group's Mineral Resources and Mineral Reserves, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in DRDGOLD's annual report for the year ended 30 June 2023.

The technical information referred to in this report is in accordance with The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code), 2016 edition and has been reviewed by Messrs Mpfariseni Mudau (Pr. Sci.Nat.), Vaughn Duke (Pr Eng), Professor Steven Rupprecht (HFSAIMM) and Mr Nicholas Weeks (Pr.Sci.Nat.). All are independent contractors of DRDGOLD.

They approved this information in writing before the publication of the report.